Filed by Experience Investment Corp
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Experience Investment Corp.
Commission File No.: 001-39046

Experience Investment Corp. Urges Stockholders to Vote in Favor of the Business

Combination with BLADE Urban Air Mobility

•	EIC encourages all stockholders of record as of close of business on March 17, 2021 to vote their shares FOR the business combination in advance of the Special Meeting of Stockholders
•	Special Meeting of Stockholders scheduled for May 5, 2021 at 10:00 am ET
•	Electronic voting cutoff is at 11:59 pm ET on May 4, 2021 – all online and telephone votes must be received by that time.
•	If you need assistance voting your shares, please contact Experience Investment Corp.’s proxy solicitor Morrow Sodali at (877) 787-9239 from 9am to 8pm ET (banks and brokers can call collect at (203) 658-9400) or send a message to EXPC.info@investor.morrowsodali.com.

DENVER – May 3, 2021 – Experience Investment Corp. (NASDAQ: EXPC) (“EIC” or the “Company”), a NASDAQ listed special purpose acquisition company sponsored by an affiliate of KSL Capital Partners, urges stockholders to vote in favor of the previously announced proposed business combination with BLADE Urban Air Mobility, Inc. (“Blade”) at the Company’s Special Meeting of Stockholders (“Special Meeting”) on May 5, 2021.

The Special Meeting to approve the proposed business combination is scheduled for Wednesday, May 5, 2021 at 10:00 am ET. The special meeting can be accessed by visiting web.lumiagm.com/230208333, where stockholders of record as of the close of business on March 17, 2021 (the “Record Date”) will be entitled to listen to the meeting live and vote during the meeting. Eligible stockholders will need to request a legal proxy from their bank, broker or other nominee for access.

It is extremely important that all stockholders who owned shares of the Record Date – even if they no longer own shares – to vote in advance of the Special Meeting to ensure the deal proceeds in a timely manner. EIC urges all eligible stockholders to please vote TODAY by internet or phone following the instructions on their proxy card or voting instruction form.

Please vote online or by telephone today, with the instructions and voting control number provided by your broker, bank or other nominee on the Voting Instruction Form mailed to you. If stockholders have questions related to voting their shares, they may contact Experience Investment Corp.’s proxy solicitor Morrow Sodali at (877) 787-9239 from 9am to 8pm ET (banks and brokers can call collect at (203) 658-9400) or send a message to EXPC.info@investor.morrowsodali.com.

Stockholders can view Experience Investment Corp.’s proxy statement here: https://www.sec.gov/Archives/edgar/data/0001779128/000110465921047105/tm213581-17_424b3.htm

If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

In connection with the business combination, EIC will change its name to Blade Urban Air Mobility, Inc. and EIC’s Class A common stock and public warrants will begin trading on Nasdaq under the symbols “BLDE” and “BLDEW,” respectively.

About Blade

Blade is a technology-powered urban air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad. Today, the company predominantly uses helicopters and amphibious aircraft. Its asset-light model, coupled with its exclusive passenger terminal infrastructure, is designed to facilitate a seamless transition to Electric Vertical Aircraft ("EVA" or “eVTOL”), enabling lower cost air mobility to the public that is both quiet and zero emissions.

For more information, visit blade.com/investors.

About Experience Investment Corp.

Experience Investment Corp. is a special purpose acquisition company sponsored by an affiliate of KSL Capital Partners and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

For more information, please visit experienceinvestmentcorp.com

About KSL Capital Partners

KSL Capital Partners, LLC is a private equity firm specializing in premier travel and leisure enterprises in five primary sectors: hospitality, recreation, clubs, real estate, and travel services. Since 2005, KSL has raised approximately $13 billion of capital across both debt and equity funds.

For more information, please visit kslcapital.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Blade and EIC. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. EIC has filed with the SEC a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to the EIC’s stockholders in connection with EIC’s solicitation of proxies for the vote by EIC’s stockholders with respect to the business combination with Blade and other matters described therein, as well as the prospectus relating to the offer and sale of the securities of EIC to be issued in the business combination. The Form S-4 was declared effective by the SEC on April 6, 2021 and the definitive proxy statement/prospectus and other relevant documents have been mailed to EIC’s stockholders of record as of March 17, 2021. EIC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for the Special Meeting because the proxy statement/prospectus will contain important information about EIC, Blade and the business combination. Stockholders are also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of federal securities laws, including with respect to the proposed business combination of Blade and EIC. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Such factors can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and also in the Form S-4 and EIC’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or the business combination with Blade. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the business combination with Blade. EIC and Blade urge investors, stockholders and other interested persons to read the Form S-4 and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Blade, EIC and the business combination. Information regarding the participants in the proxy solicitation, including EIC’s directors and officers and Blade’s directors and officers, and a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the business combination. Each of these documents is available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”

Contacts

For BLADE

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

For Experience Investment Corp.

Maureen Richardson

mrichardson@riverinc.com

For KSL Capital Partners

Maureen Richardson

mrichardson@riverinc.com